August 14, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn:	Ms. Amanda Ravitz Assistant Director

Re:	Transgenomic, Inc.
Form 10-K for the fiscal year ended December 31, 2014
Response Dated July 22, 2015
File No. 001-36439

Dear Ms. Ravitz:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Paul Kinnon, Chief Executive Officer of Transgenomic, Inc. (the “Company”), in the letter dated August 4, 2015 (the “Comment Letter”) regarding the above-referenced Annual Report on Form 10-K for the year ended December 31, 2014 filed with the Commission on April 15, 2015 (the “Form 10-K”) and the Company’s response letter to the Staff dated July 22, 2015, which responded to the letter from the Staff dated July 14, 2015 (the “Initial Staff Letter”).

Set forth below is the Staff’s comment (in italics) and the Company’s response thereto.

Directors, Executive Officers and Corporate Governance, page 68

1.	We note your response to prior comment 1. In concluding not to provide disclosure under Item 401(f)(1) of Regulation S-K, please tell us how you considered the following:
•	Item 401(f)(1) covers bankruptcy filings by a corporation or business association made both during and within the 2 years after a person served as an executive officer of the corporation or business association;
•	According to your Form 8-K filed September 30, 2013, Mr. Kinnon was president, CEO and a Director of ZyGEM Corporation Limited until December 2012, and the bankruptcy filing was made in April 2013;
•	Mr. Kinnon appears to have been one of the creditors that filed an involuntary Chapter 7 petition against ZyGEM in April 2013; and

Transgenomic, Inc.	Transgenomic, Inc.	Transgenomic, Inc.	Transgenomic Limited*
12325 Emmet Street	5 Science Park	2032 Concourse Drive	40 Watt Road, Hillington Park
Omaha, NE, 68164, USA	New Haven, CT 06511, USA	San Jose, CA 95131, USA	Glasgow G52 4RY, UK
Tel: (402) 452-5400	Tel: (877) 274-9432	Tel: (408) 432-3230	Tel: (44) 141 892 8800
Fax: (402) 452-5401	Fax: (855) 263-8668	Fax: (408) 894-0405	Fax: (44) 141 883 5967

*Registered in England and Wales. Registered Office: DWF LLP, 1 Scott Place, 2 Hardman Street, Manchester M3 3AA. Registration No. 03257373

•	Mr. Kinnon’s primary relevant experience appears to have been during his time at ZyGEM, where he had his longest tenure in the life science industry and his only tenure as a chief executive officer.

The Company acknowledges the Staff’s comment and, upon further consideration and in response thereto and to the Initial Staff Letter, the Company has filed an amendment to the Form 10-K to include disclosure that a petition in bankruptcy was filed against ZyGEM Corporation Limited in April 2013.

*********

In connection with the Company’s responses to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or need additional information with respect to the matters addressed in this letter.

Sincerely,

By:	/s/ Paul Kinnon
Name: Paul Kinnon
Title: President & Chief Executive Officer

cc:	Paul Kinnon, President & Chief Executive Officer, Transgenomic, Inc.
Leon Richards, Chief Accounting Officer, Transgenomic, Inc. Jeff Hartlin, Paul Hastings LLP